TOWER ONE WIRELESS CORP.
Yearly Report
December 31, 2018

MANAGEMENT DISCUSSION AND ANALYSIS

1.1	Date of Report May 13, 2019

The following amended management’s discussion and analysis (“MD&A”) has been prepared as of May 13, 2019 and should be read in conjunction with the consolidated financial statements and accompanying notes for the quarter ended December 31, 2018 and 2017, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are stated in Canadian dollars unless otherwise indicated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2        Nature of Business

Tower One Wireless Corp. (“Tower One” or the “Company") is a pure-play, build-to-suit (“BTS”) tower owner, operator and developer of multitenant communications real estate. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of December 31, 2018, the Company had a total of 7 signed MLA agreements with major MNOs in Argentina, Colombia and Mexico and a total backlog of over 300 sites. In Argentina, the Company had executed MLAs with Claro and Telecom and a backlog of more than 190 sites. In Colombia, the Company had executed MLAs with Claro, Telefónica and Avantel and a backlog of approximately 60 sites. In Mexico, the Company had executed MLAs with Altan and AT&T and a backlog of approximately 50 sites

Tower One Wireless Corp. (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS.  According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”).  Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer.  The condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in the condensed consolidated interim financial statements and the comparative figures are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On March 31, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina.  Evotech's intended business is to obtain rights and permits for approval of constructing the towers in various locations in Argentina.  It has a Master Lease Agreement (the”MLA”) with a single Mobile Network Operator. The MLA in place allows for the Company to be granted Cellular Search Rings, which are desired coordinates for a tower, and outlines the terms for each tower build.

On October 18, 2017, the Company acquired a 70% ownership interest in Tower Construction & Technical Services, Inc. ("TCTS"). TCTS is a private company incorporated in Florida, USA.  The Company has decided to divest itself of TCTS.

On April 3, 2018, the Company acquired a 90% ownership interest in Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”).  Mexmaken is a private company incorporated under the laws of the United Mexican State on September 9, 2015.

1.3        Overall Performance

Highlights during the year ending December 31, 2018:

•
The Company announced achievements from its first year operating as a public company. They include: 25 towers constructed, master lease agreements/ collocation agreements, 200 cellular search rings provided by mobile network Operators, and three collocations.

•
The Company announced that it has completed five additional towers in Argentina. An additional 50 sites await construction crews to commence construction. 20 of those sites for immediate future tower builds are in Colombia and 30 are in Argentina.

•
The Company announced that tower demand in Argentina has remained strong with the company receiving an additional 50 search rings for new Build-To-Suit locations. In addition, the Company is currently constructing 10 towers in Argentina.

•
The Company announced that it intends to spin-out its 70% owned subsidiary, Tower Construction & Services Company (“TCTS”) or its 70% interest in TCTS, as a separate operating entity to create a standalone publicly traded company (the “Proposed Spin-Out”). TCTS is headquartered in Miami, USA and actively operates in multiple states throughout the eastern United States.

•
The Company announced the site acquisition of 80 new wireless tower sites in Argentina. Each wireless tower site consists of leasing of the underlying real-estate as well as the rights to build wireless cell towers. The Company anticipates that construction on these sites will commence shortly and will significantly add to its current portfolio of over 40 wireless towers in Colombia and Argentina and backlog of over 300 search rings.

•
The Company entered into an acquisition agreement to acquire a 90% ownership interest in a Mexican-based private tower company.  In consideration for the acquisition, the Company issued 7,500,000 Class A common shares at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company acquired 90% of the issued and outstanding share capital of the Mexican-based private tower company, which is now a subsidiary of the Company.

•
The Company announced a comprehensive update on recent company milestones throughout Argentina, Colombia, and Mexico. The Company now has a total of forty (40) completed wireless towers throughout Argentina and Colombia with twelve (12) collocations hosting up to three (3) Mobile Network Operators per tower; and eight (8) additional towers are now under construction in Argentina. Tower One has a backlog of over four hundred sites awarded for Build To Suit “BTS” tower construction and intends to aggressively expand its portfolio of completed and tenanted towers throughout 2018-2019.

•	During the year, 16,070,029 warrants expired unexercised.

•
During the year, the Company issued several secured convertible debentures (the “Debenture”) with an aggregate principal amount of $1,500,000 (the “Original Principal Amount”) and bearing interest at 1% per month, paid in cash, paid monthly on the first business day of each month, maturing twelve months from the date of issuance. The Debenture is convertible, in whole or in part, at any time before maturity, into common shares of the Company (the “Shares”) at $0.20 per Share. Each Subscriber shall receive one warrant (a “Warrant”) for each $0.20 Original Principal Amount. Each Warrant entitles the holder to exercise one common share at $0.25 per share for one year from the date of issuance of the Warrant.

•
During the year, the Company and the related parties, as described in Section 1.10, have agreed to amend the loan terms. In accordance with the proposed amendments, the 10% monthly penalty fee in the original loan agreements will be changed to a one-time penalty and the 10% monthly penalty will be removed going forward. The amendments to the loan agreements have not yet been finalized. No penalty of the loans was recorded for this year.

•
During the year, the Company issued 9,663 bonds with an aggregate principal amount of $966,300 (“Principal Amount”). The bonds mature on August 31, 2021, bear simple interest on the Principal Amount at a fixed rate of 10% per annum payable monthly on the last day of each month, and are secured by all of the Company’s assets.

•
The Company filed its amended and restated condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017 (the "Restated Financial Statements") and corresponding management’s discussion and analysis for the period ended June 30,2018.

•
The Company announced that it has filed a preliminary short form prospectus (“Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, except Québec, to qualify the distribution of Class A common shares (the “Common Shares”) of the Company for aggregate gross proceeds of up to $30 million (the “Offering”). The number of Common Shares to be sold and the price per Common Share have not yet been determined.

•	The Company announced it has begun the construction of 16 towers in Mexico. The Company is completing additional site acquisitions and expects additional sites to commence in November.

•
The Company announced the closing of secured convertible debentures (the “Debentures”) on a private placement basis for aggregate principal amount of $500,000.00 CAD (the “Offering”). In connection with the closing of the Offering, the Company paid a $15,000.00 CAD placement fee representing 3% of the proceeds of the Offering.

•	The Company announced it has begun the construction of 60 towers in Argentina, Colombia and Mexico. The company is completing additional site acquisitions and collocation applications in December.

•	Management continued to actively focus on capital raising to support the Company’s tower business, marketing initiatives and general working capital.

1.4    Results of Operations

Selected Annual Information and Results of Operations
	December 31, 2018 $	December 31, 2017 $	December 31, 2016 $
Net loss	(8,687,707)	(9,863,677)	(292,004)
Basic and diluted loss per share	(0.10)	(0.16)	(29.20)
Cash	346,103	284,225	9,864
Total Assets	12,581,840	5,301,044	372,374
Non-Current Liabilities	1,188,226	588,824	Nil

During the year ended December 31, 2018, the Company incurred net loss from the operations of $8,687,707 (December 31, 2017- $9,863,677). The total net loss includes share-based compensation of $1,913,692, which was $3,693,799 in December 31, 2017. The decrease in net loss is mainly due to the one-time listing expense, as well as impairment of investments in 2017 which did not incur again in 2018. These decreases were offset by increased operating expenses, share-based compensation for stock options granted and interest expense on loans from related parties.

As at December 31, 2018, the Company had a negative working capital of $10,107,344 from continuing operations (December 31, 2017- $1,800,269) and an accumulated deficit of $18,789,710 (December 31, 2017 - $9,896,705). The decrease in the working capital during the year was as a result of increase in loans payable, building towers and operation activities.

Total revenue increased to $1,556,742 for the year ended December 31, 2018 compared to $200,498 as of December 31, 2017, as a result of placing BTS towers in-service and commencing service during the year. The Company expects to generate revenues in 2019 mostly from monthly lease payments by MNOs on existing and future tower sites.

During the year, the Company incurred professional fees in the amount of $1,834,575 (December 31, 2017 – $1,710,312) due to a decrease from third party consulting services, corporate activities and operational activities of the Company. Professional fees include consulting services, legal fees and related expenses.

Office and miscellaneous expenses increased to $675,553 from $128,184 compared to December 31, 2017 mainly due to more activities in prior year related to start-up expenses for the business and commencement of operational activities in Colombia, Mexico and Argentina.

Advertising and promotion increased to $1,403,269 compared to December 31, 2017 of $1,199,150 mainly due to more marketing and promotional efforts and actively promoting its business and market awareness during the year.

During the year ended December 31, 2018, the Company incurred travel expense in the amount of $201,888 (December 31, 2017 – $333,666) related to extensive travel throughout Colombia, Mexico and Argentina to find out optimal locations for cellphone towers.

The Company incurred transfer agent fees in the amount of $44,983 mainly due to exercise of options and warrants in the year. The Company incurred $1,080,743 in interest, financing charges and bank charges during the year compared to $380,864 in the prior year due to interest and penalties for the previous and existing loans, bank fees and transfer charges in Colombia, Mexico and Argentina.

Maintenance and operation expenses increased to $1,517,698 from $301,915 compared to December 31, 2017 mainly due to the Company incurring operating costs in order to generate revenue.

During the year ended December 31, 2018, the Company recorded $480,132 in unrealized foreign exchange loss to its cumulative translation account. The Company’s functional currency reporting is the Canadian Dollar, Tower Three is the Colombian Peso, Evotech is the Argentina Peso, TCTS is the US Dollar and Mexico is the Mexican Peso. The Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

Selected Quarterly Information

	December 31, 2018 $	September 30, 2018 $	June 30, 2018 $	March 31, 2018 $	December 31 2017 $	September 30 2017 $	June 30 2017 $	March 31, 2017 $
Revenue	1,210,225	138,067	116,095	92,355	105,240	49,856	22,553	22,849
Net loss from continuing operations	(4,137,971)	(87,721)	(1,396,524)	(3,065,491)	(2,459,051)	(1,734,378)	(4,057,801)	(1,612,447)
Basic and diluted loss per share from continuing operations	(0.10)	(0.00)	(0.02)	(0.04)	(0.04)	(0.03)	(0.06)	(0.04)
Cash	346,103	53,843	62,128	433,063	284,225	1,405,406	514,955	79,743
Total Assets	12,581,840	7,997,727	6,940,929	6,998,547	5,301,044	3,062,506	1,820,904	1,387,137
Non-Current Liabilities	1,188,226	823,224	548,324	588,824	588,824	Nil	Nil	Nil

Significant factors and trends that have impacted Tower One’s results during the years presented above include the following:

a)	The impairment of investments in the total amount of $2,358,674 incurred in the fourth quarter of 2018 was a one-time expense;

b)	The gain on net monetary position in the total amount of $924,340 was recorded due to Argentina being in a hyper-inflationary economy.

c)	The listing expense of $1,144,167 incurred in the first quarter of 2017 due to the reverse acquisition transaction was a one-time expense;

d)	The impairment of investments in the total amount of $175,000 incurred in the second quarter of 2017 was a one-time expense;

e)	The Company incurred significant amount in advertising and promotion in the first two quarters of 2017 due to the reverse acquisition which was a one-time event;

1.5    Liquidity and Capital Resources

As at December 31, 2018, the Company has total assets of $12,581,840, cash of $346,103 and a negative working capital from operations of $10,107,344. The decrease in working capital is primarily due to building towers and operation activities.

During the year ended December 31, 2018, the Company used $263,691 in operating activities for continuing operations compared to $5,170,127 in December 31, 2017.

During the year ended December 31, 2018, the Company spent $8,418,197 primarily on building towers for continuing operations, compared to $1,970,597 in December 31, 2017.

During the year, the Company received cash in the amount of $3,226,300 from exercising stock options and warrants, proceeds from convertible debts, net of $1,376,914, proceeds from bonds payable of $888,996, loans of $1,324,601 and promissory note received of $1,728,480.

At December 31, 2018, share capital was $16,876,382 comprising 93,389,446 issued and outstanding common shares.

At present, the Company’s operations generate minimal cash inflows and its financial success after December 31, 2018 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations of building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short-term and long term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6	Share Capital

As at December 31, 2018, the Company had 93,389,446 common shares issued and outstanding.

1.7	Share Purchase Warrants

As at December 31, 2018, the Company had 16,290,501 warrants issued and outstanding.

1.8   Stock Options

As at December 31, 2018, the Company had 1,275,000 stock options issued and outstanding of which all the options are exercisable.

 1.9   Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

1.10	Transactions with Related Parties

Loans payable to related parties include loans and advances received from related individuals and companies. As at December 31, 2018 and December 31, 2017, the Company has the following loan balances with related parties:

Balance, December 31,			Amount
2018	2017	Currency	received		Repayments	Rate	Terms
CAD $	CAD $					%
1,296,331	1,191,775	USD	950,000	(i)	-	24%	Unsecured, due on demand
255,700	-	USD	599,928		(412,500)	0%	Unsecured, due on demand
75,034	-	USD	55,000	(ii)	-	24%	Unsecured, due on demand
13,643	-	USD	10,000		-	24%	Unsecured, due January 30, 2019
68,213	-	USD	50,000		-	24%	Unsecured, due February 14, 2019
68,213	-	USD	50,000		-	24%	Unsecured, due February 25, 2019
207,803	-	Colombian Pesos	494,316,334		-	0%	Unsecured, due on demand
124,844	-	Argentinian Pesos	3,448,132		-	0%	Unsecured, due on demand
-	148,875	-	-		-	-	Accrued interest and other
2,109,780	1,340,650

 (i) In connection with these loans, the Company incurred monthly penalty fees of 10% until June 30, 2018 once the loans reached their initial maturity dates. During the year ended December 31, 2018, the Company finance expenses of $528,132 (USD $407,500) (2017 - $Nil; 2016 - $Nil) in connection with these monthly penalties. During the year ended December 31, 2017, the Company issued 750,000 stock options in connection with these loans (see Note 15e).

(ii) In connection with this loan, the Company issued 250,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the Company has incurred interest expense of $311,102 (USD $240,043) (2017 - $114,719; 2016 - $Nil) in connection with the related party loans noted above. As at December 31, 2018, $830,264 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

As at December 31, 2018, the Company has advanced $224,976 (2017 - $Nil) to related parties in connection with costs to be incurred on behalf of the Company. This amount is included within other receivables on the consolidated statement of financial position. The amounts advanced are unsecured, non-interest bearing and due on demand.

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows:

	2018		2017	2016
	$			$
Consulting fees paid to the CEO		165,605	151,200		-
Consulting fees paid to the COO		114,546	-		-
Consulting fees paid to the CFO		99,092	120,055		-
Total		379,243	271,255		-

During the year ended December 31, 2018, the Company granted stock options to directors and officers resulting in share-based compensation of $1,913,692 (2017 - $3,832,497; 2016 - $Nil).

1.11   Subsequent Events

•	On March 1, 2019, the Company announced it has appointed Santiago F. Rossi to the position of Chief Financial Officer (‘CFO’).

•
On April 4, 2019, the Company announced it has entered into a development agreement with a Third Party for Mexico and Colombia to develop 150 tower sites with total advances to date of approx. $1,800,000 USD. Tower One will handle all steps of completing the built to suit towers and the Third Party will have the right to purchase those sites at 15x Tower Cash Flow.

•
On May 7, 2019,  the Company announced that a cease trade order has been issued against the Company by the BC Securities Commission because of the Company's failure to file annual financial statements for the financial year ended December 31, 2018, together with the related MD&A and officer certifications (the "2018 Annual Filings") by April 30, 2019. As a result, the Company's securities have been halted from trading on the Canadian Securities Exchange.

1.12     Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2017.
The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2018.

During the year ended December 31, 2018, the Company adopted the following new accounting policies:

•	IFRS 9 Financial Instruments
•	IFRS 15 - Revenue from Contracts with Customers
•	IFRS 2 Share-based Payment

The mandatory adoption of the above revised accounting standards and interpretations on January 1, 2018 had no significant impact on the Company’s condensed consolidated interim financial statements for the current period or prior year presented.

Accounting standards issued but not yet applied

The following new standards and interpretations are not yet effective and have not been applied in preparing these condensed interim consolidated financial statements.

   Effective for annual periods beginning on or after January 1, 2019:

•
IFRS 16 – Leases - In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”) that sets out the principles for recognition, measurement, presentation and disclosure of leases for both lessee and lessor. IFRS 16 introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases, except when the term is 12 months or less or when the underlying asset has a low value. The effective date of IFRS 16 for the Company is January 1, 2019 and the Company will apply the standard retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings or deficit at that date, subject to permitted practical expedients. Therefore, the Company will not restate comparative information.

The adoption of IFRS 16 will result in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position for a majority of its leases that are considered operating leases under IAS 17 “Leases”. An amortization expense on the right-of-use asset and an interest expense on the lease liability will replace the operating lease expense. IFRS 16 will change the presentation of cash flows relating to leases in the Company’s consolidated statements of cash flows, but does not cause a difference in the amount of cash transferred between the parties of a lease. The Company is currently finalizing the quantification of the impact of IFRS 16 on its consolidated financial statements. As at January 1, 2019, it is estimated that total liabilities would increase by approximately $1,070,000 and assets would increase by approximately $1,070,000. The Company is continuing to assess the overall impact of the new standard, including the required changes to the disclosures in its consolidated financial statements.

1.13	Financial Instruments and Other Instruments

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge any obligations. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The demand loan is under fixed interest rate.  The Company has bank indebtedness which is subject to variable interest rates.  However, given the balance is not significant, the Company is not exposed to significant interest rate risk.  The Company also maintain bank accounts which earn interest at variable rates but it does not subject to any significant interest rate risk.

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia, Mexico, Argentina and some in the US and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Mexico Peso and Argentina Peso or US dollar could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2018, the Company had the following financial instruments denominated in foreign currencies:

	Argentinian Pesos		Colombian Pesos		Mexican Pesos		United States Dollars		Total
	$		$		$		$		$
Cash and cash equivalents		38,481		14,752		73,962		221		127,415
Accounts receivable		36,143		37,017		275,429		45,500		394,089
Other receivable		67,142		-		-		-		67,142
Bank indebtedness		-		-		-		(39,464)		(39,464)
Accounts payable		1,330,347		236,385		944,405		(230,911)		2,280,225
Interest payable		-		-		-		(865,044)		(865,044)
Promissory note payable								(1,780,822)
Loans payable		(315,232)		(147,135)		-		(643,855)		(1,106,222)
Loans from related parties		(124,844)		(207,803)		-		(1,777,133)		(2,109,780)
Total		1,032,037		(66,784)		1,293,796		(5,291,508)		(1,251,639)

 Fair value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs.  The carrying values of the amounts receivable, accounts payable, convertible debentures, loans payable, loans from related parties and bonds payable approximate their fair values because of the short-term nature of these instruments.

1.14   Estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include the valuation of listing expense, useful lives and impairment of long-lived assets, impairment of investments and share-based payment calculations. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i)             Going concern
The assessment of the Company’s ability to execute its strategy by effectively operating the Company involves judgement.  Management closely monitors the operations and cash flows in the Company.

(ii)            Income taxes
Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

(iii)           Accounting for long-term investments
The accounting for long-term investments involves judgment in the determination of control and power held by the Company.

(iv)	Intangible Assets – impairment
The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.

(v)	Classification of lease agreements
Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

(vi)	Impairment of Equipment
At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis.

(vii)	Determination of functional currency and hyperinflationary economies
The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management’s judgment of the underlying economic condition of the country the entity operates in.

1.15 Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

As of the reporting date, there were 93,389,446 common shares issued and outstanding.

As the reporting date and December 31, 2018,

(i)        Pursuant to an escrow agreement dated January 11, 2017, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At December 31, 2018, 30,000,000 common shares remain in escrow (December 31, 2017 – 30,000,000 common shares).

(ii)       In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every nine months. As of December 31, 2018, there were 375,000 common shares remain in escrow (December 31, 2017 – 375,000 common shares).

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company’s main products could have a significant and adverse effect on the Company.

The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

The Company has incurred a net loss for the year ended December 31, 2018 of $8,687,707 and has a deficit of $18,789,710. Management is continuing efforts to attract additional equity and capital investors and implement cost control measures to maintain adequate levels of working capital. Nevertheless, there can be no assurance provided with respect to the successful outcome of these ongoing actions. If the Company is unable to obtain additional financing on reasonable terms, the Company may be required to curtail or reduce its operations to continue as a going concern.